

May 8, 2018

Via E-mail
Carl Schlachte
Interim Chief Executive Officer and
     Chairman of the Board of Directors
Immersion Corporation
50 Rio Robles
San Jose, California 95134

    Re: Immersion Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2017
            Filed February 27, 2018
            File No. 1-38334

Dear Mr. Schlachte:

    We refer you to our comment letter dated April 24, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Cecilia Blye

                Cecilia Blye, Chief
                Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance